UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 16 - 2013 issued by TORM A/S (the “Company”), to The Copenhagen Stock Exchange on November 5, 2013, announcing the Company’s results for the third quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 8, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Third quarter report 2013

"The results for the third quarter of 2013 were in line with our expectations as TORM continued to benefit from improving market fundamentals and a strong operational platform. Our long-term view of the product tanker market remains positive. EBITDA for the first nine months of 2013 was USD 71 million, which was an improvement of USD 112 million compared to last year," says CEO Jacob Meldgaard. TORM realized a positive EBITDA of USD 11 million and a loss before tax of USD 40 million in the third quarter of 2013.

•
EBITDA for the third quarter of 2013 was a gain of USD 11m (Q3 2012: USD -11m). The result before tax for the third quarter of 2013 was a loss of USD 40m (USD -78m). Cash flow from operating activities after interest payments was positive with USD 9m in the third quarter of 2013 (USD 6m).

•
In the third quarter of 2013, the product tanker freight rates were at seasonally low levels although the product tanker segment benefitted from stronger market fundamentals compared to the same period of 2012. TORM's largest segment, MRs, achieved spot rates of USD/day 14,585 in the third quarter of 2013, which is up 37% year-on-year. The Tanker Division reported an EBITDA of USD 22m in the third quarter of 2013 (USD -8m).

•
The freight rates for the relevant bulk segments stayed at depressed levels until the end of the third quarter of 2013, where the seasonal restocking of especially iron ore in China commenced. TORM's largest segment, Panamax, achieved TCE-earnings of USD/day 8,128, which is at par with the second quarter of 2013. The Bulk Division reported an EBITDA in the third quarter of 2013 of USD -11m (USD -3m).

•
The book value of the fleet was USD 1,880m as of 30 September 2013. Based on broker valuations, TORM's fleet had a market value of USD 1,207m as of 30 September 2013. In accordance with IFRS, TORM estimates the product tanker fleet's total long-term earning potential each quarter based on discounted future cash flow. The estimated value of the fleet as of 30 September 2013 supports the carrying amount.

•
Net interest-bearing debt amounted to USD 1,725m as at 30 September 2013, compared to USD 1,852m as at 30 June 2013. The decrease in the third quarter of 2013 is primarily a result of repayment of debt in connection with the delivery of the five vessels held for sale.

•
As of 30 September 2013, TORM's available liquidity was USD 99m consisting of USD 31m in cash and USD 68m in undrawn credit facilities. There are no newbuildings on order or CAPEX commitments related hereto.

•	Equity amounted to USD 190m as at 30 September 2013, equivalent to USD 0.3 per share (excluding treasury shares), giving TORM an equity ratio of 9%.

•
By 30 September 2013, TORM had covered 20% of the tanker earning days in the fourth quarter of 2013 at USD/day 14,003 and 3% of the earning days in 2014 at USD/day 15,708. 55% of the bulk earning days in the fourth quarter of 2013 were covered at USD/day 11,558 and 12% of the 2014 earning days at USD/day 18,140.

•
For the full year 2013, TORM has narrowed the forecasts to a positive EBITDA of USD 90-100m and a loss before tax of USD 110-120m. The forecasts are before any potential further vessel sales or impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after all interest payments. As at 30 September 2013, 5,025 earning days for the fourth quarter of 2013 were unfixed meaning that a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 5m.

Conference call	Contact TORM A/S
TORM will be hosting a conference call for financial
analysts and investors at 3 pm CET today. Please dial
in 10 minutes before the conference is due to start
on +45 3271 4607 (from Europe) or +1 877 491 0064
(from the USA). The presentation can be downloaded
from www.torm.com.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93, www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Mads Peter Zacho, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Announcement no. 16 / 5 November 2013	Third quarter report 2013	Page 1 of 24

Key figures

				Q1-Q3	Q1-Q3
USDm		Q3 2013	Q3 2012	2013	2012	2012
Income statement
Revenue		231.7	256.0	799.3	838.9	1,121.2
Time charter equivalent earnings (TCE)		96.9	109.8	346.3	364.4	465.7
Gross profit		24.6	3.1	113.0	31.0	-92.8
EBITDA		10.8	-11.2	71.4	-41.2	-194.5
Operating profit (EBIT)		-21.1	-46.4	-28.9	-186.0	-448.4
Profit/(loss) before tax		-40.0	-77.6	-86.0	-288.2	-579.0
Net profit/(loss)		-40.2	-78.5	-86.7	-289.3	-580.6
Balance sheet
Total assets		2,103.4	2,507.4	2,103.4	2,507.4	2,355.3
Equity		190.4	358.3	190.4	358.3	267.3
Total liabilities		1,913.0	2,149.1	1,913.0	2,149.1	2,088.0
Invested capital		1,903.2	2,204.4	1,903.2	2,204.4	2,122.9
Net interest bearing debt		1,724.9	1,858.2	1,724.9	1,858.2	1,867.9
Cash flow
From operating activities		8.8	5.6	47.2	5.6	-99.5
From investing activities		120.8	-7.9	105.1	-7.9	0.3
Thereof investment in tangible fixed assets		-13.2	-8.0	-29.6	-8.0	-59.4
From financing activities		-124.3	-1.9	-150.1	-1.9	42.0
Total net cash flow		5.3	-4.2	2.2	-4.2	-57.2
Key financial figures
Gross margins:
TCE		41.8%	42.9%	43.3%	43.4%	41.5%
Gross profit		10.6%	1.2%	14.1%	3.7%	-8.3%
EBITDA		4.7%	-4.4%	8.9%	-4.9%	-17.3%
Operating profit		-9.1%	-18.1%	-3.6%	-22.2%	-40.0%
Return on Equity (RoE) (p.a.)*)		-70.3%	-62.7%	-75.8%	-75.9%	-127.4%
Return on Invested Capital (RoIC) (p.a.)**)		-4.2%	-8.0%	-2.9%	-10.5%	-19.7%
Equity ratio		9.1%	14.3%	9.1%	14.3%	11.4%
Exchange rate USD/DKK, end of period		5.52	5.77	5.52	5.77	5.66
Exchange rate USD/DKK, average		5.63	5.95	5.66	5.80	5.79
Share related key figures
Earnings per share, EPS	USD	-0.1	-1.1	-0.1	-4.2	-3.3
Diluted earnings per share, EPS	USD	-0.1	-1.1	-0.1	-4.2	-3.3
Cash flow per share, CFPS	USD	0.0	0.1	0.1	0.1	-0.6
Share price, end of period (per share of DKK 0.01 each ***)	DKK	1.5	2.8	1.5	2.8	1.7
Number of shares, end of period	Million	728.0	72.8	728.0	72.8	728.0
Number of shares (excl. treasury shares), average	Million	721.3	69.6	721.3	69.6	178.2

*) Earnings/losses from sale of vessels are not annualized when calculating the return on equity.
**) Earnings/losses from sale of vessels are not annualized when calculating the Return on Invested Capital.
***) Q3-2012: DKK 5.00 each.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	2 of 244

Results
The result before depreciation (EBITDA) for the third quarter of 2013 was a gain of USD 11m (USD -11m). The third quarter of 2013 had mark-to-market non-cash adjustments of USD 0m (USD 6m). The result before tax for the third quarter of 2013 was a loss of USD 40m (USD -78m).

The Tanker Division reported an operating result of USD -9m in the third quarter of 2013 (USD -42m).

The Bulk Division reported an operating result in the third quarter of 2013 of USD -12m (USD -4m).

	Q3 2013				Q1-Q3 2013
	Tanker	Bulk	Not		Tanker	Bulk	Not
USDm	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	180.6	51.1	0.0	231.7	600.8	198.5	0.0	799.3
Port expenses, bunkers and commissions	-100.0	-35.4	0.0	-135.4	-318.2	-135.5	0.0	-453.7
Freight and bunker derivatives	0.1	0.5	0.0	0.6	0.1	0.6	0.0	0.7
Time charter equivalent earnings	80.7	16.2	0.0	96.9	282.7	63.6	0.0	346.3
Charter hire	-4.4	-24.2	0.0	-28.6	-17.2	-84.9	0.0	-102.1
Operating expenses	-42.8	-0.9	0.0	-43.7	-128.5	-2.7	0.0	-131.2
Gross profit (Net earnings from shipping activities)	33.5	-8.9	0.0	24.6	137.0	-24.0	0.0	113.0
Administrative expenses	-12.0	-2.3	0.0	-14.3	-36.1	-6.8	0.0	-42.9
Other operating income	0.5	0.0	0.0	0.5	0.8	0.1	0.0	0.9
Share of results of jointly controlled entities	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.4
EBITDA	22.0	-11.2	0.0	10.8	102.1	-30.7	0.0	71.4
Impairment losses on tangible and intangible assets	0.0	0.0	0.0	0.0	-5.0	0.0	0.0	-5.0
Amortizations and depreciation	-31.2	-0.7	0.0	-31.9	-93.1	-2.2	0.0	-95.3
Operating profit (EBIT)	-9.2	-11.9	0.0	-21.1	4.0	-32.9	0.0	-28.9
Financial income	-	-	0.4	0.4	-	-	3.2	3.2
Financial expenses	-	-	-19.3	-19.3	-	-	-60.3	-60.3
Profit/(loss) before tax	-	-	-18.9	-40.0	-	-	-57.1	-86.0
Tax	-	-	-0.2	-0.2	-	-	-0.7	-0.7
Net profit/(loss) for the period	-	-	-19.1	-40.2	-	-	-57.8	-86.7

Announcement no. 16 / 5 November 2013	Third quarter report 2013	3 of 244

Outlook and coverage

For the full year 2013, TORM has narrowed the forecasts of a total positive EBITDA of USD 90-100m and a loss before tax of USD 110-120m. The forecasts are before potential further vessel sales or impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operating cash flow positive after interest payments.

2013 forecast	USDm
EBITDA	90	to	100
Profit before tax	-110	to	-120
A change in freight rates of USD/day 1,000 impacts forecasts by			USD ±5M

As at 30 September 2013, TORM had covered 20% of the Tanker Division's earning days in the fourth quarter of 2013 at USD/day 14,003 and 55% of the Bulk Division's earning days in the same period at USD/day 11,558.

The table on the next page shows the figures for the period from 1 October to 31 December 2013. 2014 and 2015 are full year figures.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	4 of 244

Covered and chartered-in days in TORM

Date as of 9/30/2013

	2013	2014	2015	2013	2014	2015
	Owned days
LR2	651	2,904	2,880
LR1	590	2,497	2,495
MR	2,997	12,223	12,168
Handysize	962	3,920	3,883
Tanker Division	5,201	21,544	21,425
Panamax	168	682	726
Handymax	-	-	-
Bulk Division	168	682	726
Total	5,369	22,226	22,151

	T/C-in days at fixed rate			T/C-in costs, USD/day
LR2	-	-	-	-	-	-
LR1	-	-	-	-	-	-
MR	275	726	726	14,166	15,145	15,895
Handysize	-	-	-	-	-	-
Tanker Division	275	726	726	14,166	15,145	15,895
Panamax	662	1,816	1,676	11,577	12,393	12,225
Handymax	147	-	-	9,594	-	-
Bulk Division	809	1,816	1,676	11,216	12,393	12,225
Total	1,084	2,542	2,402	11,964	13,179	13,335

	T/C-in days at floating rate
LR2	183	721	726
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Tanker Division	183	721	726
Panamax	16	48	-
Handymax	91	363	363
Bulk Division	108	411	363
Total	291	1,132	1,089

	Total physical days			Covered days
LR2	834	3,625	3,606	153	329	6
LR1	590	2,497	2,495	206	174	-
MR	3,272	12,949	12,894	659	33	-
Handysize	962	3,920	3,883	100	194	-
Tanker Division	5,659	22,991	22,877	1,118	730	6
Panamax	846	2,546	2,402	426	-	-
Handymax	239	363	363	175	363	363
Bulk Division	1,085	2,909	2,765	601	363	363
Total	6,744	25,899	25,642	1,719	1,093	369

	Covered, %			Coverage rates, USD/day
LR2	18%	9%	0%	15,911	15,111	14,496
LR1	35%	7%	0%	13,153	15,838	-
MR	20%	0%	0%	13,859	13,360	-
Handysize	10%	5%	0%	13,791	17,000	-
Tanker Division	20%	3%	0%	14,003	15,708	14,496
Panamax	50%	0%	0%	10,494	-	-
Handymax	73%	100%	100%	14,144	18,140	18,287
Bulk Division	55%	12%	13%	11,558	18,140	18,287
Total	25%	4%	1%	13,148	16,516	18,228

Fair value of freight rate contracts that are mark-to-market in the income statement (USDm):

Contracts not included above	0.0
Contracts include above	0.0

Note: Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects from profit split arrangements. T/C-in days at floating rate determine rates at entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	5 of 244

Tanker Division

In the third quarter of 2013, the product tanker freight rates were at seasonally low levels although the product tanker segment benefitted from stronger market fundamentals due to consumer-driven economic growth and the changing global refinery landscape.

In the West, the MR activity was stronger than expected driven by US exports of refined oil products. For instance, US refineries captured up to a record high 20% of the gasoline imports into West Africa during the third quarter of 2013. This has supported the demand for product tankers as it offers a longer ton-mile compared to the traditional trade from European refineries. In September, the US exports uniquely caused the freight rates for the traditional backhaul route with diesel from the US Gulf to Europe to be higher than for the fronthaul gasoline route from Europe to the US East Coast.

In the East, the LR market was initially negatively impacted by weak naphtha demand and continued clean-up of LR2 vessels from crude oil trades, thereby increasing available tonnage. In the third half of the quarter, LR freight rates improved due to increased activity in the Middle East and North Asia as well as arbitrage opportunities to Europe as a result of refinery maintenance and low refining margins. The MRs were affected by the traditionally low activity in the third quarter of 2013 and did not capitalize on the upturn to the same extent.

The global product tanker fleet (above 25,000 dwt) grew by 0.6% in the third quarter of 2013 (source: TORM).

The Tanker Division was well positioned to take advantage of the positive market sentiments. The LR2 spot rates were USD/day 11,350 in the third quarter of 2013, 16% lower than in the same period last year. The LR1 spot rates were at USD/day 15,282, up by 13% year-on-year, and TORM's largest segment (MR) was at USD/day 14,585, up by 37% year-on-year. The Handysize spot rates were at USD/day 11,389, up by 1% year-on-year.

The Tanker Division's operating loss for the third quarter of 2013 was USD 9m (USD -42m). There were mark-to-market effects of USD 0m.

Tanker Division	Q3 12	Q4 12	Q1 13	Q2 13	Q3 13	Change	12 month
						Q3 12	avg.
						- Q3 13
LR2 (Aframax, 90-110,000 dwt)
Available earning days	989	961	881	891	874	-12%
Spot rates 1)	13,581	14,383	14,245	15,346	11,350	-16%	13,852
TCE per earning day 2)	11,082	10,025	14,595	15,711	10,775	-3%	12,727
Operating days	1,012	1,001	900	850	798	-21%
Operating expenses per operating day 3)	6,800	6,437	6,586	7,718	7,697	13%	7,065
LR1 (Panamax 75-85,000 dwt)
Available earning days	1,716	1,296	898	637	644	-62%
Spot rates 1)	13,512	11,856	16,796	14,252	15,282	13%	14,206
TCE per earning day 2)	12,723	11,424	17,509	12,674	16,124	27%	14,097
Operating days	644	644	630	637	644	0%
Operating expenses per operating day 3)	6,136	6,845	6,930	6,805	6,568	7%	6,786
MR (45,000 dwt)
Available earning days	4,176	3,833	3,722	3,744	3,583	-14%
Spot rates 1)	10,612	14,165	17,647	17,060	14,585	37%	15,865
TCE per earning day 2)	9,843	12,655	17,210	16,457	13,909	41%	15,053
Operating days	3,588	3,596	3,510	3,549	3,477	-3%
Operating expenses per operating day 3)	6,825	7,355	7,189	7,164	6,999	3%	7,178
Handy (35,000 dwt)
Available earning days	1,007	1,009	986	981	979	-3%
Spot rates 1)	11,263	13,211	15,231	10,700	11,389	1%	12,641
TCE per earning day 2)	10,873	12,617	15,987	10,328	11,201	3%	12,539
Operating days	1,012	1,012	990	1,001	1,012	0%
Operating expenses per operating day 3)	6,165	6,579	6,859	7,028	6,973	13%	6,859

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses
2) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
3) Operating expenses are related to woned vessels

Announcement no. 16 / 5 November 2013	Third quarter report 2013	6 of 244

Bulk Division

The freight rates for the relevant bulk segments stayed at depressed levels until the end of the third quarter of 2013, where the seasonal restocking of especially iron ore in China commenced.

In the Atlantic spot market, the Panamax freight rates for round voyages fluctuated between USD/day 5,000 and USD/day 9,000 in July and August 2013. The month of September marked a seasonal turn-around with a rally in Capesize freight rates from USD/day 12-14,000 to approx. USD/day 40,000 driven by restocking of commodities. This had a positive spill-over effect on Panamax, and with the start of the US Gulf grain season freight rates increased to approx. USD/day 14,000. The Handymax market followed a similar pattern, although with a time lag.

The Pacific spot market remained slow in July and August 2013 with round voyages for Panamax continuing to hover around USD/day 5-6,000. In addition, there was low period charter activity as owners demanded a premium in anticipation of a stronger fourth quarter of 2013. As expected the market rebounded in late September.

The global bulk fleet grew by 1.0% in the third quarter of 2013 (source: TORM).

TORM’s Panamax time charter equivalent (TCE) earnings in the third quarter of 2013 were USD/day 8,128 or 25% below the same period in 2012. The realized TCE earnings for Handymax during the third quarter of 2013 were USD/day 11,959, which is 21% higher than in the same period of 2012.

The Bulk Division’s operating loss for the third quarter of 2013 was USD 12m (USD -4m). Unrealized non-cash mark-to-market effects were USD 0m in the third quarter of 2013 (USD 4m). The results for the third quarter of 2013 are negatively impacted by a write-down of USD 5m concerning freight receivables relating to primarily one customer (USD 0m). According to plan, TORM reduced its bulk activities during the third quarter of 2013 from 32 vessels to 19 vessels. Going forward, TORM will continue to operate the existing core fleet of approximately ten vessels.

Bulk Division	Q3 12	Q4 12	Q1 13	Q2 13	Q2 13	Change	12 month
						Q3 12	avg.
						- Q3 13

Panamax (60-80,000 dwt)
Available earning days	1,205	1,726	2,072	2,312	1,617	34%
TCE per earning day 1)	10,857	7,541	6,149	8,156	8,128	-25%	7,475
Operating days	184	184	180	182	184	0%
Operating expenses per operating day 2)	4,212	5,271	4,660	5,364	4,750	13%	5,012
Handymax (40-55,000 dwt)
Available earning days	757	762	848	1,105	736	-3%
TCE per earning day 1)	9,916	11,076	7,504	9,881	11,959	21%	10,004
Operating days	-	-	-	-	-	-
Operating expenses per operating day 2)	-	-	-	-	-	-	-

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months' duration = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Please note that the effects from the write down of USD 5m is not included in the table above

Announcement no. 16 / 5 November 2013	Third quarter report 2013	7 of 244

Fleet development

As stated in company announcement no. 8 dated 22 April 2013, TORM has sold five MR product tankers to entities controlled by Oaktree Capital Management (Oaktree). Oaktree has placed the five vessels under TORM's commercial management in a revenue sharing scheme and utilizes TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The five vessels were delivered to Oaktree during the third quarter of 2013.

As of 30 September 2013, TORM's owned fleet consists of 60 product tankers and two dry bulk vessels. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

TORM's operated fleet as at 30 September 2013 is shown in the table below. In addition to the 62 owned vessels, TORM had chartered-in five product tankers and seven bulk vessels on longer time charter contracts (minimum one year contracts) and 10 bulk vessels on shorter time charter contracts (less than one year contracts). Another 25 product tankers were either in pool or under commercial management with TORM.

# of vessels				Newbuildings and T/C-in deliveries with
	Current fleet			a period >= 12 months
	Q2 2013	Changes	Q3 2013	2013	2014	2015
Owned vessels
LR2	8.0	-	8.0
LR1	7.0	-	7.0
MR	39.0	-5.0	34.0
Handysize	11.0	-	11.0
Tanker Division	65.0	-5.0	60.0	-	-	-
Panamax	2.0	-	2.0
Handymax		-	-
Bulk Division	2.0	-	2.0
TotaI	67.0	-5.0	62.0	-	-	-

T/C-in vessels with contract period >=12 months
LR2	2.0	-	2.0
LR1	-	-	-
MR	3.0	-	3.0
Handysize	-	-	-
Tanker Division	5.0	-	5.0	-	-	-
Panamax	7.0	-1.0	6.0	-1.0
Handymax	1.0	-	1.0
Bulk Division	8.0	-1.0	7.0	-1.0	-	-
TotaI	13.0	-1.0	12.0	-1.0	-	-

T/C-in vessels with contract period < 12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	14.0	-9.0	5.0
Handymax	8.0	-3.0	5.0
Bulk Division	22.0	-12.0	10.0
Total	22.0	-12.0	10.0

Pools/commercial management	19.0	6.0	25.0
Total fleet	121.0	-12.0	109.0

Announcement no. 16 / 5 November 2013	Third quarter report 2013	8 of 244

Notes on the financial reporting

Accounting policies

The interim report for the period 1 January – 30 September 2013 is presented in accordance with IAS 34 “Interim Financial Reporting” as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report for the first nine months of 2013 is unaudited, in line with the normal practice.

Income statement

The gross profit for the third quarter of 2013 was USD 25m (USD 3m).

Administrative costs in the third quarter of 2013 were sustained at USD 14m (USD 15m) as a result of the Company’s cost program.

The result before depreciation (EBITDA) for the third quarter of 2013 was a gain of USD 11m (USD -11m).

Depreciation in the third quarter of 2013 was USD 32m (USD 35m) primarily due to fewer owned vessel than in the previous year.

The primary operating result (EBIT) for the third quarter of 2013 was a loss of USD 21m (USD -46m).

The third quarter of 2013 had mark-to-market non-cash adjustments of USD 0m (USD 6m).

The third quarter of 2013 had financial expenses of USD 19m (USD 33m incl. extraordinary restructuring costs of USD 15m).

The result after tax was a loss of USD 40m in the third quarter of 2013 (USD -79m).

Assets

Total assets were down from USD 2,355m as at 31 December 2012 to USD 2,103m as at 30 September 2013. The book value of the fleet was USD 1,880m as of 30 September 2013. Based on broker valuations, TORM's fleet had a market value of USD 1,207m as of 30 September 2013. The broker valuations have increased by USD 39m during the third quarter of 2013. TORM estimates the product tanker fleet's total long-term earning potential each quarter based on future discounted cash flow in accordance with IFRS requirements. The estimated value of the fleet as at 30 September 2013 supports the book value.

Debt

Net interest-bearing debt was USD 1,725m as at 30 September 2013, compared to USD 1,852m as at 30 June 2013. The decrease in the third quarter of 2013 is primarily a result of repayment of debt in connection with the delivery of the five vessels held for sale.

As at 30 September 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	9 of 244

Equity

Equity declined in the third quarter of 2013 from USD 228m as at 30 June 2013 to USD 190m as at 30 September 2013 primarily due to the net loss during the period. Equity as a percentage of total assets was 9% as at 30 September 2013.

TORM held 6,711,792 treasury shares as at 30 September 2013, equivalent to 0.9% of the Company’s share capital. This is the same level as of 30 June 2013.

Liquidity

As of 30 September 2013, TORM's available liquidity was USD 99m consisting of USD 31m in cash and USD 68m in undrawn credit facilities. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

Financial calendar
TORM's Annual Report for 2013 will be published on 5 March 2014. TORM's financial calendar can be found at www.torm.com/investor-relations.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	10 of 244

About TORM

TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this company announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements in this company announcement reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current expectations, and the Company is under no obligation to update or change the listed expectations unless required by law.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	11 of 244

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 September 2013.

The interim report for the period 1 January – 30 September 2013 is presented in accordance with IAS 34 “Interim Financial Reporting” as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report for the first nine months of 2013 is unaudited, in line with the normal practice.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group’s assets, debt, financial position, results and cash flow.

Copenhagen, 5 November 2013

Management	Board of Directors
Jacob Meldgaard, CEO Mads Peter Zacho, CFO	Flemming Ipsen, Chairman Olivier Dubois, Deputy Chairman Kari Millum Gardarnar Alexander Green Rasmus Johannes Hoffmann Jon Syvertsen

Announcement no. 16 / 5 November 2013	Third quarter report 2013	12 of 244

Consolidated income statement

USDm		Q3 2013	Q3 2012	Q1-Q3 2013	Q1-Q3 2012	2012

Revenue		231.7	256.0	799.3	838.9	1,121.2
Port expenses, bunkers and commissions		-135.4	-154.2	-453.7	-488.0	-665.4
Freight and bunker derivatives		0.6	8.0	0.7	13.5	9.9

Time charter equivalent earnings		96.9	109.8	346.3	364.4	465.7

Charter hire		-28.6	-64.4	-102.1	-209.4	-389.6
Operating expenses		-43.7	-42.3	-131.2	-124.0	-168.9

Gross profit (Net earnings from shipping activities)		24.6	3.1	113.0	31.0	-92.8

Profit from sale of vessels		0.0	0.0	0.0	-15.9	-26.0
Administrative expenses		-14.3	-14.9	-42.9	-48.0	-67.2
Other operating income		0.5	0.4	0.9	1.3	0.9
Share of results of jointly controlled entities		0.0	0.2	0.4	-9.6	-9.4

EBITDA		10.8	-11.2	71.4	-41.2	-194.5

Impairment losses on jointly controlled entities		0.0	0.0	0.0	-41.5	-41.5
Impairment losses on tangible and intangible assets		0.0	0.0	-5.0	0.0	-74.2
Amortizations and depreciation		-31.9	-35.2	-95.3	-103.3	-138.2

Operating profit (EBIT)		-21.1	-46.4	-28.9	-186.0	-448.4

Financial income		0.4	1.3	3.2	8.1	11.8
Financial expenses		-19.3	-32.5	-60.3	-110.3	-142.4

Profit/(loss) before tax		-40.0	-77.6	-86.0	-288.2	-579.0

Tax		-0.2	-0.9	-0.7	-1.1	-1.6

Net profit/(loss) for the period		-40.2	-78.5	-86.7	-289.3	-580.6

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS	USD	-0.1	-1.1	-0.1	-4.2	-3.3
Earnings/(loss) per share, EPS	DKK*	-0.3	-6.7	-0.7	-24.1	-18.9
Diluted earnings/(loss) per share	USD	-0.1	-1.1	-0.1	-4.2	-3.3
Diluted earnings/(loss) per share	DKK*	-0.3	-6.7	-0.7	-24.1	-18.9

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	13 of 244

Consolidated income statement per quarter

USDm		Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012

Revenue		231.7	289.4	278.2	282.3	256.0
Port expenses, bunkers and commissions		-135.4	-166.4	-151.9	-177.4	-154.2
Freight and bunker derivatives		0.6	-0.9	1.0	-3.6	8.0

Time charter equivalent earnings		96.9	122.1	127.3	101.3	109.8

Charter hire		-28.6	-38.8	-34.7	-180.2	-64.4
Operating expenses		-43.7	-44.4	-43.1	-44.9	-42.3

Gross profit (Net earnings from shipping activities)		24.6	38.9	49.5	-123.8	3.1

Profit from sale of vessels		0.0	0.0	0.0	-10.1	0.0
Administrative expenses		-14.3	-14.4	-14.2	-19.2	-14.9
Other operating income		0.5	0.1	0.3	-0.4	0.4
Share of results of jointly controlled entities		0.0	0.2	0.2	0.2	0.2

EBITDA		10.8	24.8	35.8	-153.3	-11.2

Impairment losses on jointly controlled entities		0.0	0.0	0.0	-0.1	0.0
Impairment losses on tangible and intangible assets		0.0	-5.0	0.0	-74.2	0.0
Amortizations and depreciation		-31.9	-31.6	-31.8	-34.9	-35.2

Operating profit (EBIT)		-21.1	-11.8	4.0	-262.5	-46.4

Financial income		0.4	1.7	1.1	3.7	1.3
Financial expenses		-19.3	-20.0	-21.0	-32.1	-32.5

Profit/(loss) before tax		-40.0	-30.1	-15.9	-290.9	-77.6

Tax		-0.2	-0.1	-0.4	-0.4	-0.9

Net profit/(loss) for the period		-40.2	-30.2	-16.3	-291.3	-78.5

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS	USD	-0.1	0.0	0.0	-0.6	-1.1
Diluted earnings/(loss) per share	USD	-0.1	0.0	0.0	-0.6	-1.1

Announcement no. 16 / 5 November 2013	Third quarter report 2013	14 of 244

Consolidated statement of comprehensive income

USDm	Q3 2013	Q3 2012	Q1-Q3 2013	Q1-Q3 2012	2012

Net profit/(loss) for the period	-40.2	-78.5	-86.7	-289.3	-580.6

Other comprehensive income:

Items that may be reclassified subsequently to profit or loss:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-0.2	0.1	-0.4	0.4	0.3

Fair value adjustment on hedging instruments	0.1	-2.5	0.1	-11.6	-11.1

Value adjustment on hedging instruments transferred
to income statement	2.4	4.2	9.2	14.1	18.2

Fair value adjustment on available for sale investments	0.4	0.2	0.3	-0.1	0.1

Other comprehensive income after tax	2.7	2.0	9.2	2.8	7.5

Total comprehensive income	-37.5	-76.5	-77.5	-286.5	-573.1

Announcement no. 16 / 5 November 2013	Third quarter report 2013	15 of 244

Consolidated balance sheet – Assets

	30 September	30 September	31 December
USDm	2013	2012	2012

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	0.0	0.0
Other intangible assets	1.6	1.8	1.7
Total intangible assets	1.6	1.8	1.7

Tangible fixed assets
Land and buildings	0.0	1.6	0.8
Vessels and capitalized dry-docking	1,879.7	2,233.6	1,948.4
Other plant and operating equipment	5.0	6.9	6.5
Total tangible fixed assets	1,884.7	2,242.1	1,955.7

Financial assets
Investment in jointly controlled entities	1.0	0.9	1.0
Other investments	12.1	12.1	12.3
Total financial assets	13.1	13.0	13.3

TOTAL NON-CURRENT ASSETS	1,899.4	2,256.9	1,970.7

CURRENT ASSETS

Bunkers	58.7	66.2	72.6
Freight receivables	89.1	122.9	117.3
Other receivables	14.5	27.3	16.8
Prepayments	11.2	21.6	15.6
Cash and cash equivalents	30.5	12.5	28.3
	204.0	250.5	250.6

Non-current assets held for sale	0.0	0.0	134.0

TOTAL CURRENT ASSETS	204.0	250.5	384.6

TOTAL ASSETS	2,103.4	2,507.4	2,355.3

Announcement no. 16 / 5 November 2013	Third quarter report 2013	16 of 244

Consolidated balance sheet – Equity and liabilities

	30 September	30 September	31 December
USDm	2013	2012	2012

EQUITY

Common shares	1.2	61.1	1.2
Special reserve	61.0	0.0	61.0
Treasury shares	-19.1	-17.3	-19.1
Revaluation reserves	6.6	6.1	6.3
Retained profit	150.5	331.7	236.6
Hedging reserves	-13.4	-27.3	-22.7
Translation reserves	3.6	4.0	4.0
TOTAL EQUITY	190.4	358.3	267.3

LIABILITIES

Non-current liabilities
Deferred tax liability	52.8	53.3	53.2
Mortgage debt and bank loans	1,678.8	0.0	1,881.0
Finance lease liabilities	13.5	27.4	14.4
Deferred income	4.3	5.5	5.2
TOTAL NON-CURRENT LIABILITIES	1,749.4	86.2	1,953.8

Current liabilities
Mortgage debt and bank loans	63.1	1,793.7	0.8
Finance lease liabilities	0.0	49.6	0.0
Trade payables	63.2	111.1	83.8
Current tax liabilities	0.9	1.0	0.3
Other liabilities	32.8	106.3	48.1
Deferred income	3.6	1.2	1.2
TOTAL CURRENT LIABILITIES	163.6	2,062.9	134.2

TOTAL LIABILITIES	1,913.0	2,149.1	2,088.0

TOTAL EQUITY AND LIABILITIES	2,103.4	2,507.4	2,355.3

Announcement no. 16 / 5 November 2013	Third quarter report 2013	17 of 244

Consolidated statement of changes in equity as at 1 January – 30 September 2013

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation	Total
	shares	reserve	shares	profit	reserves	reserves	reserves
USDm
Equity at 1 January 2013	1.2	61.0	-19.1	236.6	6.3	-22.7	4.0	267.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-86.7	-	-	-	-86.7
Other comprehensive income for the year	-	-	-	-	0.3	9.3	-0.4	9.2
Total comprehensive income for the year	-	-	-	-86.7	0.3	9.3	-0.4	-77.5

Share-based compensation	-	-	-	0.6	-	-	-	0.6
Total changes in equity Q1-Q3 2013	0.0	0.0	0.0	-86.1	0.3	9.3	-0.4	-76.9
Equity at 30 September 2013	1.2	61.0	-19.1	150.5	6.6	-13.4	3.6	190.4

Consolidated statement of changes in equity as at 1 January – 30 September 2012

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation	Total
	shares	reserve	shares	profit	reserves	reserves	reserves
USDm
Equity at 1 January 2012	61.1	0.0	-17.3	620.0	6.2	-29.8	3.6	643.8

Net profit/(loss) for the year	-	-	-	-289.3	-	-	-	-289.3
Other comprehensive income for the year	-	-	-	-	-0.1	2.5	0.4	2.8
Share-based compensation	-	-	-	1.0	-	-	-	1.0
Total changes in equity Q1-Q3 2012	0.0	0.0	0.0	-288.3	-0.1	2.5	0.4	-285.5
Equity at 30 September 2012	61.1	0.0	-17.3	331.7	6.1	-27.3	4.0	358.3

Announcement no. 16 / 5 November 2013	Third quarter report 2013	18 of 244

Consolidated statement of cash flow

			Q1-Q3	Q1-Q3
USDm	Q3 2013	Q3 2012	2013	2012	2012

Cash flow from operating activities
Operating profit	-21.1	-46.4	-28.9	-186.0	-448.4

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	0.0	0.0	15.9	26.0
Reversal of amortizations and depreciation	31.9	35.2	95.3	103.3	138.2
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	41.5	41.5
Reversal of impairment of tangible and intangible assets	0.0	0.0	5.0	0.0	74.2
Reversal of share of results of jointly controlled entities	0.0	-0.2	-0.4	9.6	9.4
Reversal of restructuring charter-in fee	0.0	0.0	0.0	0.0	168.9
Reversal of other non-cash movements	4.9	-4.0	6.5	-2.3	2.8

Dividends received	0.0	0.0	0.5	0.4	0.4
Dividends received from jointly controlled entities	0.0	0.0	0.5	0.0	0.0
Interest received and exchange rate gains	0.1	0.1	0.1	0.1	0.7
Interest paid and exchange rate losses	-14.2	-0.8	-42.6	-21.7	-51.6
Advisor fees related to financing and restructuring plan	0.0	-15.4	0.0	-55.4	-65.0
Income taxes paid/repaid	0.0	-0.2	-0.6	-0.7	-2.9
Change in bunkers, accounts receivables and payables	7.2	37.3	11.8	24.8	6.3
Net cash flow from operating activities	8.8	5.6	47.2	-70.5	-99.5

Cash flow from investing activities
Investment in tangible fixed assets	-13.2	-8.0	-29.6	-56.5	-59.4
Loans to jointly controlled entities	0.0	0.0	0.0	8.2	8.2
Sale of equity interests and securities	0.0	0.1	0.0	1.9	1.9
Sale of non-current assets	134.0	0.0	134.7	49.6	49.6
Net cash flow from investing activities	120.8	-7.9	105.1	3.2	0.3

Cash flow from financing activities
Borrowing, mortgage debt	3.0	0.0	18.0	22.5	82.5
Repayment/redemption, mortgage debt	-127.3	0.0	-167.0	-26.4	-34.6
Repayment/redemption, finance lease liabilities	0.0	-1.9	0.0	-1.8	-2.2
Transaction costs share issue	0.0	0.0	-1.1	0.0	-1.9
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	-1.8
Net cash flow from financing activities	-124.3	-1.9	-150.1	-5.7	42.0

Net cash flow from operating, investing and financing activities	5.3	-4.2	2.2	-73.0	-57.2

Cash and cash equivalents, beginning balance	25.2	16.7	28.3	85.5	85.5

Cash and cash equivalents, ending balance	30.5	12.5	30.5	12.5	28.3

Announcement no. 16 / 5 November 2013	Third quarter report 2013	19 of 244

Consolidated quarterly statement of cash flow

USDm	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012

Cash flow from operating activities
Operating profit	-21.1	-11.8	4.0	-262.5	-46.4

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	0.0	0.0	10.1	0.0
Reversal of amortizations and depreciation	31.9	31.6	31.8	34.9	35.2
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	0.0	0.0
Reversal of impairment of tangible and intangible assets	0.0	5.0	0.0	74.2	0.0
Reversal of share of results of jointly controlled entities	0.0	-0.2	-0.2	-0.2	-0.2
Reversal of restructuring charter-in fee	0.0	0.0	0.0	168.9	0.0
Reversal of other non-cash movements	4.9	1.6	0.0	5.1	-4.0

Dividends received	0.0	0.5	0.0	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.5	0.0	0.0	0.0
Interest received and exchange rate gains	0.1	0.0	0.0	0.6	0.1
Interest paid and exchange rate losses	-14.2	-14.7	-13.7	-29.9	-0.8
Advisor fees related to financing and restructuring plan	0.0	0.0	0.0	-9.6	-15.4
Income taxes paid/repaid	0.0	-0.1	-0.5	-2.2	-0.2
Change in bunkers, accounts receivables and payables	7.2	15.4	-10.7	-18.4	37.3
Net cash flow from operating activities	8.8	27.7	10.7	-29.0	5.6

Cash flow from investing activities
Investment in tangible fixed assets	-13.2	-7.5	-8.9	-2.9	-8.0
Loans to jointly controlled entities	0.0	0.0	0.0	0.0	0.0
Sale of equity interests and securities	0.0	0.0	0.0	0.0	0.1
Sale of non-current assets	134.0	0.7	0.0	0.0	0.0
Net cash flow from investing activities	120.8	-6.8	-8.9	-2.9	-7.9

Cash flow from financing activities
Borrowing, mortgage debt	3.0	0.0	15.0	60.0	0.0
Repayment/redemption, mortgage debt	-127.3	-12.3	-27.4	-8.2	0.0
Repayment/redemption, finance lease liabilities	0.0	0.0	0.0	-0.4	-1.9
Transaction costs share issue	0.0	0.0	-1.1	-1.9	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	-1.8	0.0
Net cash flow from financing activities	-124.3	-12.3	-13.5	47.7	-1.9

Net cash flow from operating, investing and financing activities	5.3	8.6	-11.7	15.8	-4.2

Cash and cash equivalents, beginning balance	25.2	16.6	28.3	12.5	16.7

Cash and cash equivalents, ending balance	30.5	25.2	16.6	28.3	12.5

Announcement no. 16 / 5 November 2013	Third quarter report 2013	20 of 244

Notes

Note 1 - Impairment test
As at 30 September 2013, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division and the Bulk Division.

Based on the review, Management concluded that:

•	Assets within the Bulk Division were not impaired as the fair value less costs to sell equal the carrying amount.

•	Assets within the Tanker Division were not further impaired as of 30 September 2013 as the value in use exceeds the carrying amount.

•	To maintain the impairment of the investment in FR8 recognized in previous years.

Tanker division

The methodology used for calculating the value in use is unchanged compared to the annual report for 2012 and accordingly the freight rate estimates in the period 2013 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average spot freight rate. Beyond 2015, the freight rates are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate.

The WACC of 8.7% (30 September 2012: 8.0%).

The 10-year historic average spot freight rates as of 30 September 2013 are as follows:

•	LR2 USD/day 25,692 (30 September 2012: USD/day 26,709)

•	LR1 USD/day 22,004 (30 September 2012: USD/day 22,493)

•	MR USD/day 19,307 (30 September 2012: USD/day 19,892)

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in the Tanker freight rates of USD/day 1,000 would result in an impairment of USD 190 million for the Tanker Division.

•	An increase of the WACC of 1.0% would result in an impairment of USD 128 million for the Tanker Division.

•	An increase of the operating expenses of 10.0% would result in an impairment of USD 153 million for the Tanker Division.

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of TORM's vessels was USD 1,207 million (excluding product tankers held for sale), which is USD 673 million less than the carrying impaired amount.

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Note 2 - Vessels and capitalized dry-docking

	30 September	30 September	31 Dec.
USDm	2013	2012	2012

Cost:
Balance at 1 January	2,752.0	2,999.3	2,999.3
Additions	23.2	13.4	35.8
Disposals	-3.9	-49.6	-146.7
Transferred to/from other items	0.0	102.9	102.9
Transferred to non-current assets held for sale	0.0	0.0	-239.3
Balance	2,771.3	3,066.0	2,752.0

Depreciation and impairments:
Balance at 1 January	803.7	740.7	740.7
Disposals	-3.8	-8.7	-39.4
Depreciation for the year	91.7	100.4	133.7
Impairment loss	0.0	0.0	74.2
Transferred to/from other items	0.0	0.0	-105.5
Balance	891.6	832.4	803.7

Carrying amount	1,879.7	2,233.6	1,948.3

Note 3 - Prepayments on vessels

	30 September	30 September	31 Dec.
USDm	2013	2012	2012

Cost:
Balance at 1 January	0.0	69.2	69.2
Additions	0.0	41.7	41.7
Disposals	0.0	-8.0	-8.0
Transferred to/from other items	0.0	-102.9	-102.9
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Depreciation and impairments:
Balance at 1 January	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Loss from sale of newbuildings	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Carrying amount	0.0	0.0	0.0

Announcement no. 16 / 5 November 2013	Third quarter report 2013	22 of 244

Note 4 - Mortgage debt and bank loans

	30 September	30 September	31 Dec.
USDm	2013	2012	2012

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	63.1	1,793.7	0.8
Falling due between one and two years	76.1	0.0	96.8
Falling due between two and three years	87.8	0.0	94.2
Falling due between three and four years	1,514.9	0.0	1,690.0
Falling due between four and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0

Carrying amount	1,741.9	1,793.7	1,881.8

As at 30 September 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company’s compliance with the financial covenants.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	23 of 244

Note 5 - Segment information

	Q1-Q3 2013				Q1-Q3 2012
	Tanker	Bulk	Not		Tanker	Bulk	Not
USDm	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	600.8	198.5	0.0	799.3	698.0	140.9	0.0	838.9
Port expenses, bunkers and commissions	-318.2	-135.5	0.0	-453.7	-404.6	-83.4	0.0	-488.0
Freight and bunker derivatives	0.1	0.6	0.0	0.7	-0.1	13.6	0.0	13.5
Time charter equivalent earnings	282.7	63.6	0.0	346.3	293.3	71.1	0.0	364.4
Charter hire	-17.2	-84.9	0.0	-102.1	-134.3	-75.1	0.0	-209.4
Operating expenses	-128.5	-2.7	0.0	-131.2	-121.6	-2.4	0.0	-124.0
Gross profit (Net earnings from shipping activities)	137.0	-24.0	0.0	113.0	37.4	-6.4	0.0	31.0
Profit from sale of vessels	0.0	0.0	0.0	0.0	-15.9	0.0	0.0	-15.9
Administrative expenses	-36.1	-6.8	0.0	-42.9	-42.7	-5.3	0.0	-48.0
Other operating income	0.8	0.1	0.0	0.9	1.2	0.1	0.0	1.3
Share of results of jointly controlled entities	0.4	0.0	0.0	0.4	-5.1	0.0	-4.5	-9.6
EBITDA	102.1	-30.7	0.0	71.4	-25.1	-11.6	-4.5	-41.2
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	-41.5	-41.5
Impairment losses on tangible and intangible assets	-5.0	0.0	0.0	-5.0	0.0	0.0	0.0	0.0
Amortizations and depreciation	-93.1	-2.2	0.0	-95.3	-101.2	-2.1	0.0	-103.3
Operating profit (EBIT)	4.0	-32.9	0.0	-28.9	-126.3	-13.7	-46.0	-186.0
Financial income	-	-	3.2	3.2	-	-	8.1	8.1
Financial expenses	-	-	-60.3	-60.3	-	-	-110.3	-110.3
Profit/(loss) before tax	-	-	-57.1	-86.0	-	-	-148.2	-288.2
Tax	-	-	-0.7	-0.7	-	-	-1.1	-1.1
Net profit/(loss) for the period	-	-	-57.8	-86.7	-	-	-149.3	-289.3

BALANCE SHEET
Total non-current assets	1,852.3	35.0	12.1	1,899.4	2,207.3	37.4	12.2	2,256.9

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in 'Not-allocated for Q1-Q3 2012'.

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.

Note 6 - Post balance sheet date events

The interim report for the period 1 January – 30 September 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report for the first nine months of 2013 is unaudited, in line with the normal practice.

Announcement no. 16 / 5 November 2013	Third quarter report 2013	24 of 244